UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 13G

(Amendment No. )*

Under the Securities Exchange Act of 1934

Metagenomi, Inc.
(Name of Issuer)

Common Stock, par value $0.0001 per share
(Title of Class of Securities)

59102M104
(CUSIP Number)

September 30, 2024
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)
☐	Rule 13d-1(c)
☒	Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing of this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act.

CUSIP No. 59102M104	Page 2 of 11 Pages

1.	Name of Reporting Person

Bayer HealthCare LLC
2.	Check the Appropriate Box if a Member of a Group

(a) ☐
(b) ☒
3.	SEC Use Only

4.	Citizenship or Place of Organization

Delaware
	5.	Sole Voting Power

Number of		0
Shares	6.	Shared Voting Power
Beneficially
Owned By		4,050,997
Each Reporting	7.	Sole Dispositive Power
Person with
0
	8.	Shared Dispositive Power

4,050,997
9.	Aggregate Amount Beneficially Owned by Each Reporting Person

4,050,997
10.	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares

Not Applicable
11.	Percent of Class Represented by Amount in Row (9)

10.8%[1]
12.	Type of Reporting Person

CO

1 This percentage is based on 37,428,994 shares of common stock, $0.0001 par value per share (the “Common Stock”) of Metagenomi, Inc., a Delaware corporation (the “Issuer”), outstanding as of August 7, 2024, as reported in the Issuer's Quarterly Report on Form 10-Q for the quarterly period ended June 30, 2024 (the “Form 10-Q”), as filed with the Securities and Exchange Commission (the “SEC”) on August 14, 2024.

CUSIP No. 59102M104	Page 3 of 11 Pages

1.	Name of Reporting Person

Bayer US Holding LP
2.	Check the Appropriate Box if a Member of a Group

(a) ☐
(b) ☒
3.	SEC Use Only

4.	Citizenship or Place of Organization

Delaware
	5.	Sole Voting Power

Number of		0
Shares	6.	Shared Voting Power
Beneficially
Owned By		4,050,997
Each Reporting	7.	Sole Dispositive Power
Person with
0
	8.	Shared Dispositive Power

4,050,997
9.	Aggregate Amount Beneficially Owned by Each Reporting Person

4,050,997
10.	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares

Not Applicable
11.	Percent of Class Represented by Amount in Row (9)

10.8%[2]
12.	Type of Reporting Person

PN

2 This percentage is based on 37,428,994 shares of the Issuer’s Common Stock outstanding as of August 7, 2024, as reported in the Issuer’s Form 10-Q filed with the SEC on August 14, 2024.

CUSIP No. 59102M104	Page 4 of 11 Pages

1.	Name of Reporting Person

Bayer World Investments B.V.
2.	Check the Appropriate Box if a Member of a Group

(a) ☐
(b) ☒
3.	SEC Use Only

4.	Citizenship or Place of Organization

The Netherlands
	5.	Sole Voting Power

Number of		0
Shares	6.	Shared Voting Power
Beneficially
Owned By		4,050,997
Each Reporting	7.	Sole Dispositive Power
Person with
0
	8.	Shared Dispositive Power

4,050,997
9.	Aggregate Amount Beneficially Owned by Each Reporting Person

4,050,997
10.	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares

Not Applicable
11.	Percent of Class Represented by Amount in Row (9)

10.8%[3]
12.	Type of Reporting Person

CO

3 This percentage is based on 37,428,994 shares of the Issuer’s Common Stock outstanding as of August 7, 2024, as reported in the Issuer’s Form 10-Q filed with the SEC on August 14, 2024.

CUSIP No. 59102M104	Page 5 of 11 Pages

1.	Name of Reporting Person

Bayer Aktiengesellschaft
2.	Check the Appropriate Box if a Member of a Group

(a) ☐
(b) ☒
3.	SEC Use Only

4.	Citizenship or Place of Organization

Germany
	5.	Sole Voting Power

Number of		0
Shares	6.	Shared Voting Power
Beneficially
Owned By		4,050,997
Each Reporting	7.	Sole Dispositive Power
Person with
0
	8.	Shared Dispositive Power

4,050,997
9.	Aggregate Amount Beneficially Owned by Each Reporting Person

4,050,997
10.	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares

Not Applicable
11.	Percent of Class Represented by Amount in Row (9)

10.8%[4]
12.	Type of Reporting Person

HC, CO

4 This percentage is based on 37,428,994 shares of the Issuer’s Common Stock outstanding as of August 7, 2024, as reported in the Issuer’s Form 10-Q filed with the SEC on August 14, 2024.

CUSIP No. 59102M104	Page 6 of 11 Pages

Item 1(a)	Name of Issuer

Metagenomi, Inc. (the “Issuer”)

Item 1(b)	Address of Issuer’s Principal Executive Offices

5959 Horton Street, 7th Floor, Emeryville, California 94608

Item 2(a)	Name of Person Filing

This Schedule 13G is being jointly filed by Bayer HealthCare LLC (“BHC”), Bayer US Holding LP (“BUSH LP”), Bayer World Investments B.V. (“BWI”) and Bayer Aktiengesellschaft (“Bayer AG”) (collectively, the “Reporting Persons”).

Item 2(b)	Address of Principal Business Office, or if none, Residence

The business address for BHC and BUSH LP is 100 Bayer Boulevard, Whippany, New Jersey 07981.

The business address for BWI is Siriusdreef 36, 2132 WT Hoofddorp, The Netherlands.

The business address for Bayer AG is Bayerwerk, Kaiser-Wilhelm-Allee 1, 51368 Leverkusen, Germany.

Item 2(c)	Citizenship

The Reporting Persons are citizens of:

BHC – Delaware

BUSH LP – Delaware

BWI — The Netherlands

Bayer AG — Germany

Item 2(d)	Title of Class of Securities

Common Stock, par value $0.0001 per share (“Common Stock”)

Item 2(e)	CUSIP Number

59102M104

Item 3.	Filing pursuant to Rules 13d-1(b) or 13d-2(b) or (c)

Not Applicable

Item 4.	Ownership

(a) BHC is the direct beneficial owner of an aggregate of 4,050,997 shares of the Issuer’s Common Stock, which represents 10.8% of the Issuer’s Common Stock outstanding, based upon 37,428,994 shares of the Issuer’s Common Stock outstanding on August 7, 2024 as reported by the Issuer in its Form 10-Q as filed with the SEC on August 14, 2024.

CUSIP No. 59102M104	Page 7 of 11 Pages

BHC is indirectly controlled by BUSH LP. BWI is the general partner of BUSH LP. BWI is an indirect, wholly owned subsidiary of Bayer AG. Accordingly, Bayer AG may be deemed to be an indirect beneficial owner of the shares of Common Stock beneficially owned directly by BHC.

(b) Percent of class:

BHC – 10.8%

BUSH LP – 10.8%

BWI — 10.8%

Bayer AG — 10.8%

(c) Number of shares as to which such person has:

(i) Sole power to vote or to direct the vote: 0

(ii) Shared power to vote or to direct the vote:

BHC — 4,050,997

BUSH LP — 4,050,997

BWI — 4,050,997

Bayer AG — 4,050,997

(iii) Sole power to dispose or to direct the disposition of: 0

(iv) Shared power to dispose or to direct the disposition of:

BHC — 4,050,997

BUSH LP — 4,050,997

BWI — 4,050,997

Bayer AG — 4,050,997

Item 5.	Ownership of Five Percent or Less of a Class

Not Applicable

Item 6.	Ownership of More than Five Percent on Behalf of Another Person

Not Applicable

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person

Not Applicable

Item 8.	Identification and Classification of Members of the Group

Not Applicable

Item 9.	Notice of Dissolution of Group

Not Applicable

CUSIP No. 59102M104	Page 8 of 11 Pages

Item 10.	Certification

By signing below each of the undersigned certifies that, to the best of its knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under §240.14a-11.

CUSIP No. 59102M104	Page 9 of 11 Pages

SIGNATURES

After reasonable inquiry and to the best of its knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Date: November 6, 2024

BAYER HEALTHCARE LLC

By:	/s/ Priyal Patel
Priyal Patel, Treasurer

BAYER US HOLDING LP

By:	/s/ Priyal Patel
Priyal Patel, Treasurer

BAYER WORLD INVESTMENTS B.V.

By:	/s/ Kati Schnuerer
Kati Schnuerer, Managing Director

BAYER AKTIENGESELLSCHAFT

By:	/s/ Thomas Hoffmann
Thomas Hoffmann, Head of Treasury

CUSIP No. 59102M104	Page 10 of 11 Pages

EXHIBIT INDEX

A.	Joint Filing Agreement, dated November 6, 2024, by and between all the Reporting Persons.

CUSIP No. 59102M104	Page 11 of 11 Pages

EXHIBIT A

JOINT FILING AGREEMENT

The undersigned hereby agree to jointly prepare and file with the United States Securities and Exchange Commission this Schedule 13G and any future amendments hereto (including amendments on Schedule 13D or Schedule 13G, as applicable) reporting each of the undersigned’s ownership of securities of Metagenomi, Inc., and hereby affirm that such Schedule 13G is being filed on behalf of each of the undersigned pursuant to and in accordance with the provisions of Rule 13d-1(k) under the Securities Exchange Act of 1934, as amended. The undersigned acknowledge that each shall be responsible for the timely filing of such amendments, and for the completeness and accuracy of the information concerning it contained therein, but shall not be responsible for the completeness and accuracy of the information concerning the other, except to the extent that it knows or has reason to believe that such information is inaccurate.

Date: November 6, 2024

BAYER HEALTHCARE LLC

By:	/s/ Priyal Patel
Priyal Patel, Treasurer

BAYER US HOLDING LP

By:	/s/ Priyal Patel
Priyal Patel, Treasurer

BAYER WORLD INVESTMENTS B.V.

By:	/s/ Kati Schnuerer
Kati Schnuerer, Managing Director

BAYER AKTIENGESELLSCHAFT

By:	/s/ Thomas Hoffmann
Thomas Hoffmann, Head of Treasury